




                                                                                                                 OMB APPROVAL

                                                                                                           OMB Number: 3235-0101

                                                                                                           Expires: August 31,2003
                                              UNITED STATES
                                    SECURITIES AND EXCHANGE COMMISSION                                     Estimated average burden
                                          Washington, D.C. 20549                                           hours per response...2.0

                                                 FORM 144                                                        SEC USE ONLY

                                                                                                           DOCUMENT SEQUENCE NO.
                                  NOTICE OF PROPOSED SALE OF SECURITIES
                          PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933                            CUSIP NUMBER

                                                                                                           WORK LOCATION

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker


1 (a) NAME OF ISSUER  (Please type or print)                                                     (b) IRS         (c) S.E.C.
                                                                                                 IDENT. NO.      FILE NO.
Arch Capital Group Ltd.
                                                                                                 061424716       000-26456

1(d)ADDRESS OF ISSUER  STREET  CITY  STATE  ZIP CODE                                                      (e)TELEPHONE

Wessex House, 45 Reid Street, Hamilton HM 12, Bermuda
                                                                                                 AREA CODE         NUMBERS
                                                                                                    203            862-4300
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

Marsh & McLennan Capital Professionals Fund, L.P.

  (b)                               (c)                                  (d)
      IRS                               RELATIONSHIP                         ADDRESS STREET         CITY      STATE  ZIP CODE
      IDENT                             TO ISSUER
      NO.98-                                                                 C/O MMC Capital, Inc.
      0206332                           None                                 20 Horseneck Lane      Greenwich   CT     06830


 INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C.
              File Number.

3 (a) Title of      (b)  Name and       SEC     (c) Number    (d) Aggregate      (e)  Number of    (f) Approximate    (g) Name of
      the Class         Address of      USE           of          Market Value        Shares or        Date of Sale         Each
         of                Each         ONLY        Shares        (See instr.        Other Units        (See instr.      Secutities
      Securities          Broker                   or Other          3(d))           Outstanding           3(f))          Exchange
        To Be            Through                   Units To                          (See instr.         (MO. DAY        (See instr.
        Sold             whom the                   Be Sold                              3(e))              YR.)            3(g))
                        Securities                   (See
                         Are To Be                   instr.
                        Offered or                   3(c))
                           Each
                          Market
                         Maker who
                            Is          Broker-
                         Acquiring      Dealer
                            the          File
                         Securities     Number


                    Merrill Lynch,
                    Pierce, Fenner                                                                 Trade Date:
Common Shares,      & Smith, Inc.                                                                  December 9, 2002
par value $.01      250 Vesey Street,                                                              Closing Date:
per share           New York, NY                    14,580        $472,392           27,586,184    December 12, 2002      NASDAQ NM
                    10080

INSTRUCTIONS:

1.   (a) Name of issuer
     (b) Issuer's I.R.S. Identification Number
     (c) Issuer's S.E.C. file number, if any
     (d) Issuer's address, including zip code
     (e) Issuers's telephone number, including area code

2.   (a) Name of person for whose account the securities are to be sold
     (b) Such person's I.R.S. identification number, if such person is an entity
     (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
     (d) Such person's address, including zip code

3.   (a) Title of the class of securities to be sold
     (b) Name and Address of each broker through whom the securities are intended to be sold
     (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
     (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
     (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
     (f) Approximate date on which the securities are to be sold
     (g) Name of each securities exchange, if any, on which the securities are intended to be sold



                                                  TABLE I -- SECURITIES TO BE SOLD
                   Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

                                                           Name of Person from
                                          Nature of           Whom Acquired
                         Date you        Acquisition       (if gift, also give    Amount of Securities      Date of       Nature of
  Title of the Class     Acquired        Transaction      date donor acquired)          Acquired            Payment        Payment



                                                                                43,389 Series A
Series A Convertible                                                            Convertible Preference
Preference Shares                                                               Shares
                         November 20,    Purchased in a           Issuer                                    November 20,     Cash
                         2001            private transaction                    Warrants to purchase        2001
                                                                                4,591 Common Shares

INSTRUCTIONS:

1.   If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
2.   If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.



                         TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS
              Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

                            Title of Securities                  Amount of Securities
Name and Address of Seller          Sold         Date of Sale            Sold             Gross Proceeds


N/A*                        N/A                  N/A             N/A                       N/A



REMARKS:

*Marsh & McLennan Capital Professionals Fund, L.P. disclaims beneficial ownership of any shares of Arch Capital Group Ltd. owned by Marsh & McLennan Risk Capital Holdings, Ltd. and expressly disclaims that Marsh & McLennan Capital Professionals Fund, L.P.
and Marsh & McLennan Risk Capital Holdings, Ltd. are members of a "group" as such term is defined by Section 13D.  Marsh & McLennan
Risk Capital Holdings, Ltd. sold 335,500 shares during the last three months.  These sales involved securities eligible for resale under Rule 144(k).



INSTRUCTIONS:                                     ATTENTION:
See the definition of "person" in paragraph (a)   The person for whose account the securities
of Rule 144. Information is to be given not only  to which this notice relates are to be sold
as to the person for whose account the            hereby represents by signing this notice that
securities are to be sold but also as to all      he does not know any material adverse
other persons included in that definition. In     information in regard to the current and
addition, information shall be given as to sales  prospective operations of the Issuer of the
by all persons whose sales are required by        securities to be sold which has not been
paragraph (e) of Rule 144 to be aggregated with   publicly disclosed.
sales for the account of the person filing this
notice.

                                                  Marsh & McLennan Capital Professionals Fund, L.P.
                                                  By:  Marsh & McLennan, GP I, Inc.
                   12-12-2002                     By:  Richard A. Goldman
       __________________________________         Title:  Vice President
                 DATE OF NOTICE
                                                       /s/ Richard A. Goldman
                                                       __________________________________
                                                                   (SIGNATURE)


  The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
             Any copies not manually signed shall bear typed or printed signatures



                                           ATTENTION:
                   Intentional misstatements or omission of facts constitute
                        Federal Criminal Violations (See 18 U.S.C. 1001)